FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Divestment of Crestor in Europe to Grünenthal completed

10 February 2021 07:00 GMT

Divestment of Crestor in Europe to Grünenthal completed

AstraZeneca has completed the divestment of the rights to Crestor (rosuvastatin) and associated medicines in over 30 countries in Europe to Grünenthal GmbH (Grünenthal). Rights in the UK and Spain were not included in the agreement.

Financial considerations
Under the terms of the agreement, AstraZeneca received a payment of $320m from Grünenthal and may also be eligible for future milestone payments of up to $30m. The upfront payment will be reported in AstraZeneca's financial statements within other operating income and expense in the first quarter of 2021.

Pursuant to London Stock Exchange listing rule 10.4.1R (notification of class 2 transactions), the gross book value of assets subject to the divestment as of 31 December 2019 was $nil. In 2019, Crestor generated product sales of $136m and profit before tax of $98m in the countries covered by the agreement. The consideration was and will be paid in cash and the proceeds used for general corporate purposes.

Crestor
Crestor (rosuvastatin) is a statin, a lipid-lowering medicine, used to treat blood lipid disorders and to prevent cardiovascular events, such as heart attacks and strokes. Crestor produces its lipid-modifying effects in two ways: it blocks an enzyme in the liver, causing the liver to make less cholesterol, and it increases the uptake and breakdown by the liver of cholesterol already in the blood. Crestor is approved as a lipid-regulating medicine in more than 100 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 February 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary